SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                NOVEMBER 2, 2000

                              PUBLICIS GROUPE S.A.

                          133, AVENUE DES CHAMPS-ELYSEE
                                   75008 PARIS
                                     FRANCE
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X         Form 40-F
                                    -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No     X
                              -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Content: Interim financial statements of Publicis Groupe S.A. for the six months ended June 30, 2000 as published on October 30, 2000 in the "Bulletin des Annonces Legales Obligatoires (BALO)"


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                                  EXHIBIT LIST




Exhibit       Description

99.1 Interim financial statements of Publicis Groupe S.A. for the six months ended June 30, 2000 as published on October 30, 2000 in the "Bulletin des Annonces Legales Obligatoires (BALO)"








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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PUBLICIS GROUPE S.A.


                                          By:  /s/  Jean-Paul Morin
                                               -----------------------------
                                                    Jean-Paul Morin
                                                    Chief Financial Officer
                                                    Chief Administrative Officer

Date:  November 2, 2000








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